Exhibit 99.1

To:	(Eligible Employees)

From:	Matt Martin, Vice President, Compensation and Benefits

Date:	June 15, 2009

Subject:	Stock Option Exchange Program

On May 7 our stockholders approved a proposal allowing AMD to conduct a one-time exchange of eligible stock options. We anticipate that you will be eligible to participate in the stock option exchange. Please review the key points below to learn more about the stock option exchange program.

Stock Option Exchange Program

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The opportunity – A stock option exchange is a one-time, voluntary opportunity for eligible employees (approximately 3,800 current employees who hold underwater stock options, excluding executive officers and members of the Board of Directors) to exchange select underwater stock options (see Q&A or proxy for details) for a lesser number of at-the-money stock options.

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Minimum exercise price and exchange ratios – The information in our proxy statement is based on data as of January 2009. The minimum stock option exercise price and the exchange ratios will change before any option exchange program begins, reflecting the then-current stock price. These details will be communicated to you when we launch the stock option exchange.

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Timing – It is anticipated that the option exchange program could begin as early as late June. However, the decision to proceed, and the timing, will be at the discretion of the Compensation Committee of the Board of Directors.

•	Additional information – You will receive a follow-up email with important information once we launch the stock option exchange.
o	At that time you will have access to an updated Q&A and a pre-recorded webcast to learn more about the stock option exchange.
o	In early July, a series of global online sessions, and in-person meetings in Austin, Boxborough, Markham and Sunnyvale, will be held to review the program details and take questions. The schedule is available here.

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Questions – Answers to questions about the option exchange can be found in the Q&A and the proxy statement on file with the Securities and Exchange Commission. You will receive additional information once we launch the stock option exchange. Should you have questions in the meantime, please contact Brian Wode at brian.wode@amd.com.

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Expect to be out of the office? If you expect to be out of the office for four weeks or more, beginning as early as late June, please contact the Stock Administration Team at HRSC.StockAdministration@amd.com, so we can provide you with the information that will permit you to have an opportunity to consider participation in the stock option exchange.

Key legal disclosure

The option exchange described in this email has not yet commenced. AMD will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

AMD stockholders and option holders will be able to obtain the written materials described above and other documents filed by AMD with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by AMD with the SEC by directing a written request to: Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, Attention: Investor Relations.